WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

May 2, 2011

Dana Brown
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re: Moving Box, Inc.
Registration Statement on Form S-1
Amendment No. 5.
File No. 333-168738

Dear Mr. Brown:

We have filed on EDGAR the above Amendment No. 5.

We have attached a Response Table to this correspondence detailing our responses to the comments.

Thank you for your consideration.

Sincerely, /s/ MICHAEL T. WILLIAMS, ESQ. Michael T. Williams, Esq.

Comment Number	Explanation
1 .	As requested, we have used the following summary, except in the Business section as well as providing cross-references, as requested:

Business

We were formed to acquire scripts for movie opportunities, to produce the related movies and to sell, lease, license, distribute and syndicate the movies and develop other related media products related to the movies.  We are now developing a Movie Project called “A Box for Rob.”  Management may in the future seek to identify and produce other movie opportunities.  We have not identified and have no contracts, agreements or commitments to acquire other movie opportunities.

Since our inception, we have taken the following steps to implement our business plan:

Through our acquisition of Moving Box Entertainment LLC on January 5, 2010, we acquired all interests in and rights and title to an unpublished script entitled "A Box for Rob" (the “Movie”) from Brett Gentile , an unrelated third party with whom neither we nor Mr. Wilcken, Jr., our president, had any prior business or other relationship.

We raised the cash amount of $ 264,200, all the cash funding needed to make the Movie, $154,250 through the sale of Royalty Rights in the Movie as well as well as a loan in the amount of $110,200, representing multiple advances the last of which was July 13, 2010, from Andreas Wilcken, Jr., our president and director under a note (“Wilcken Note”) which is in the principal amount of $110,200, bears interest at the rate of 8% per annum.

We retained the services of Uptone Pictures, Inc., a related party, to be the production company for the production and post production of the Movie and agreed to pay them $264,200 for their services, of which all $264,200, including the entire $110,200 proceeds of the Wilcken Note, has been paid, as well as additional amounts as set forth below.

The Movie was completed on April 20, 2011.   We had a meeting in Los Angeles with Distribution company on April 12, 2011; however, we currently have no binding contracts, agreements or commitments with any distributors for the Movie.  We do anticipate entering into any binding contracts, agreements or commitments with any distributors for the Movie and do not intend to release our Movie until after this registration statement has been declared effective and we have secured a qualification for quotation for our securities on the OTC Bulletin Board, which we believe will facilitate our ability to secure additional financing.

The costs to finance our Movie and the distribution of revenues from the Movie are the subject of an agreement dated March 21, 2011 between Moving Box Entertainment, LLC, a North Carolina limited liability company (“MBE”); Garrett, LLC, its successors and assigns, a Kentucky limited liability company, Ian McKinnon, and Brad Miller, PO Box 487, Hamilton, Indiana 47642 (Garrett, LLC, Ian McKinnon, and Brad Miller collectively referred to as “Investors”), Andreas Wilcken, Jr. (“Wilcken”), Moving Box, Inc., a Delaware corporation (“Moving Box”) and Uptone Pictures, Inc. a North Carolina corporation (“UP”) [MBE, Investors, Wilcken, Moving Box and UP collectively referred to as the “Parties”]. This Agreement impacts our future revenue and profits in that it requires substantial payments to other parties, specifically the Investors; Mr. Wilcken, our president and director, and UP, from future revenues generated from the Movie.

In general, the Agreement provides for distribution of the revenues from the Movie Project [after certain priority payments and distributions] as follows:  40% to Investors as a Royalty Payment, 30% to MBE and 30% to UP.  The priority payments, in order of priority, before these distributions are:

●	Costs of the Project
●	Costs to finance our business, including costs associated with distribution of the Movie, and of costs of becoming and staying a public company
	o	We hope that we will generate operating revenues or raise additional funds after our Movie has been released to finance these costs. If we do not secure funds from such sources, Mr. Wilcken, Jr. has agreed to provide certain funding for these costs as further described in “Business,” below. Funding provided for these costs by Mr. Wilcken will be paid back to him before any of the 30% of revenues will be allocated and distributed to MBE.
●	Payment to the Investors a Royalty Payment in an amount equal to $154,000.
●	Repayment of the Wilcken Note and any other amounts advanced to Moving Box or MBE by Wilcken on terms as specified in the Wilcken Note
Currently, we do not anticipate that any revenues from operations will be generated for distribution to our subsidiary MBE as specified above except solely from revenues generated by the Movie Project “A Box for Rob.”

Based upon the Agreement, MBE, Wilcken, Moving Box and UP are all related parties.

The details of this Agreement, including related definitions of terms and terms of contributions, payments and distributions are described in detail in the section entitled “Business,” below.
2 .	This section revised as requested. See response to Comment 1 above.
3 .	This section revised as requested. See response to Comment 1 above, specifically the following: Currently, we do not anticipate that any revenues from operations will be generated for distribution to our subsidiary MBE as specified above except solely from revenues generated by the Movie Project “A Box for Rob.”

With respect to the second sentence of this comment, see response to Comment 1 above, specifically the following sub bullet point:  We hope that we will generate operating revenues or raise additional funds after our Movie has been released to finance these costs. If we do not secure funds from such sources, Mr. Wilcken, Jr. has agreed to provide certain funding for these costs as further described in “Business,” below.  Funding provided for these costs by Mr. Wilcken will be paid back to him before any of the 30% of revenues will be allocated and distributed to MBE.

4 .	Disclosure has been updated as follows in all requested locations:

The Movie was completed on April 20, 2011.   We had a meeting in Los Angeles with Distribution company on April 12, 2011; however, we currently have no binding contracts, agreements or commitments with any distributors for the Movie. We do anticipate entering into any binding contracts, agreements or commitments with any distributors for the Movie and do not intend to release our Movie until after this registration statement has been declared effective and we have secured a qualification for quotation for our securities on the OTC Bulletin Board, which we believe will facilitate our ability to secure additional financing.

5 .	We have conformed all of these amounts throughout and made the following disclosure:

Our independent auditor’s report expresses substantial doubt about our ability to continue as a going concern.  At April 28, 2011, we had $10,021.05 in cash in our bank account.  We anticipate our monthly burn rate for the next 12 months to be approximately $3,000 per month, primarily for the maximum estimated $35,000 of costs of an estimated $10,000 in remaining unpaid costs of going public, which will constitute all of our general and administrative expenses until after this registration statement is declared effective, and an estimated $25,000 in on-going costs of staying public as described herein.  We also anticipate our subsidiary MBE will need an additional $30,000 to be paid to non-affiliated third parties and not to any of our Affiliates to finance the distribution of our Movie and related expensed during the next 12 months.  As we do not intend to release our Movie until after this registration statement has been declared effective and we have secured a qualification for quotation for our securities on the OTC Bulletin Board, which we believe will facilitate our ability to secure additional financing, the anticipated $30,000 of costs associated with distribution of the Movie will not be incurred until such date.

Please note that approximately $15,000 of the estimated $25,000 in offering costs has already been paid, thus resulting in the $35,000 figure set forth above.
6 .	Risk Factor and page 32 disclosure updated as follows:

In addition to amounts advanced under the Wilcken Note, Wilcken has agreed to provide all funding for the Moving Box’s going and staying public in the U.S., including but not limited to legal, accounting, EDGAR, filing, corporate and other fees and expenses, if and when needed, regardless of whether or not our registration statement has been declared effective or we have secured a qualification for quotation of our securities on the OTC Bulletin Board under the Agreement dated March 21, 2011, as described in “Business,” below.

7 .	We do not anticipated incurring any such additional expenses. As disclosed in the last paragraph in “Business” in the Summary Section:

Our independent auditor’s report expresses substantial doubt about our ability to continue as a going concern.  At April 28, 2011, we had $10,021.05 in cash in our bank account.  We anticipate our monthly burn rate for the next 12 months to be approximately $3,000 per month, primarily for the maximum estimated $35,000 of costs of an estimated $10,000 in remaining unpaid costs of going  public, which will constitute all of our general and administrative expenses until after this registration statement is declared effective, and an estimated $25,000 in on-going costs of staying public as described herein.  We also anticipate our subsidiary MBE will need an additional $30,000 to be paid to non-affiliated third parties and not to any of our Affiliates to finance the distribution of our Movie and related expensed during the next 12 months.  As we do not intend to release our Movie until after this registration statement has been declared effective and we have secured a qualification for quotation for our securities on the OTC Bulletin Board, which we believe will facilitate our ability to secure additional financing, the anticipated $30,000 of costs associated with distribution of the Movie will not be incurred until such date.

8 .	We have determined that these parties are not related under the provisions of Rule 404(a)(1) and have revised disclosure as follows: Based upon the Agreement, MBE, Wilcken, Moving Box and UP are all related parties. As the Investors are not officers, directors or affiliates of MBE, Wilcken, Moving Box and UP and have no other relationship with MBE, Wilcken, Moving Box and UP other than as Investors under the Agreement, we do not deem the Investors to be related parties, although they are mentioned in the description of the Agreement above for purposes of clarity only.
9 .	The section has been updated to include the year ended March 31, 2011.
10 .	The legality opinion has been updated.